March 23, 2012

VIA EDGAR AND OVERNIGHT COURIER

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Corinthian Colleges, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2011
Filed August 24, 2011
File No. 0-25283
Form 10-Q for the Fiscal Quarter Ended December 31, 2011
Filed February 2, 2012

Dear Mr. Spirgel:

Set forth below are the responses of Corinthian Colleges, Inc. (“Corinthian” “the Company,” “we,” “us” or words to similar effect) to the staff’s letter to Mr. Robert C. Owen, dated February 22, 2012. For the convenience of the staff of the Commission, the staff’s comment is set out in bold italicized font immediately preceding our response.

Form 10-K for the Fiscal Year Ended June 30, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates, page 81

Goodwill and Intangible Assets, page 83

Staff Comment:

1.              We note that your indefinite-lived intangible asset, accreditation, accounted for 9% of your total assets as of June 30, 2011. In light of the significance of this intangible asset balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of this asset. For each unit of accounting (with a material balance) that faces impairment risk:

•                  disclose the percentage by which fair value exceeded (or equaled) carrying value as of the most recent impairment test date;

•                  describe the key assumptions that drive fair value in your discounted cash flow methodology. Addressing ASC Topic 805-20-S99-3, describe the method you used to isolate the cash flows associated with the intangible asset. If you used a hypothetical build-up or start method, describe qualitatively and quantitatively the significant estimates and assumptions used in your valuation method to determine the fair value of each unit of accounting in your performance analysis; and

•                  describe the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on your impairment analysis.

For further guidance, refer to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Please provide us with your proposed disclosures in response to this comment.

Company Response:

At June 30, 2011 the fair value of accreditation exceeded book value by a range of 35% to 6,265%.  At June 30, 2011 management believed that the percentage by which fair value exceeded carrying value was a reasonable basis to conclude that the underlying intangible assets did not face impairment risk.  We will include the following additional disclosures within our critical accounting policies in future filings (modified to reflect then-current conditions):

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

ITEM 7.  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Goodwill and Intangible Assets, page 83

Indefinite-lived intangible assets are tested annually or more frequently if circumstances indicate potential impairment, by comparing their fair values to their carrying amounts. To the extent the fair value of an intangible asset is less than its carrying amount, an impairment charge is recorded in the consolidated statements of operations. When testing for impairment, management calculates the present value of its estimates of the future cash flows expected to be received from the assets tested and compares this result to the carrying value of the assets tested. If the resulting amount was below the carrying value of the related assets, we would consider the assets to be impaired and take a charge to write down those assets to fair value.

Accreditation is required for an institution to be eligible to participate in the federal student financial aid programs.  The process of obtaining accreditation and access to Title IV funds is a barrier to entry for the industry.  The process of applying for accreditation is a time intensive and expensive process, whereby an institution is required to operate without eligibility to Title IV funds for several years.  For the 2011 fiscal year, our institutions derived the majority of their revenues from Title IV programs, and the Company as a whole derived approximately 88.5% of its net U.S. revenue from Title IV Programs.

We used the With and Without Method in valuing accreditation both upon acquisition and in the performance of our impairment analysis, which estimates the fair value of an asset as the present value of differential cash flows between two scenarios. The With and Without Method is essentially a buy versus build analysis. As it was applied to the fair valuation of accreditation, the “with” component reflects the present value of the “as is” cash flows, while the “without” component of the analysis assumes the initial grant of accreditation, and the hypothetical scaling of operations to the “as is” state. The methodology used to calculate the present value of cash flows of the “without” scenario is referred to as the Greenfield Method.

For accreditation, the current “as is” scenario derives value from cash flows projected from fiscal 2012 to fiscal 2017, with compound annual growth rates ranging from 5.3% to 13.3% with discount rates ranging from 12.8% to 28.8%. After the estimated future cash flows for the “as is” and Greenfield scenarios were determined, management calculated their respective present values and then subtracted the present value of the Greenfield scenario from the present value of the “as is” scenario to obtain the estimated fair value of accreditation.  The significant assumptions for the Greenfield scenario include estimated compound annual growth rates ranging from 60.2% to 93.8% with discount rates ranging from 12.8% to 28.8%.  Using this analysis, at June 30, 2011 the fair value of accreditation exceeded book value by a range of 35% to 6,265%.

The determination of whether or not intangible assets are impaired involves significant judgment. This judgement includes estimates of student population, program mix, and pricing changes which could be affected by future regulations, or compliance with regulatory and accreditation standards. Although we believe our goodwill and intangible assets are fairly stated, changes in strategy or market conditions could significantly impact these judgments and result in future impairments.

Results of Operations

Impairment, Facility Closing and Severance Charges, page 88

Staff Comment:

2.              We refer to the goodwill impairment charge of $203.6 million incurred in fiscal 2011. Considering the materiality of this charge, please expand MD&A to discuss your expectations regarding your future operating results and liquidity as a result of taking this impairment charge. You should clearly explain to your investors if you expect that historical operating results will be indicative of future operating results, and why. Please also discuss the primary drivers in your assumptions that resulted in the goodwill and other intangible asset impairment charges and whether, and when, you considered a recovery of the economy in your cash flow projections. In this regard, we note that you wrote off goodwill completely in two reporting units, but it is unclear which areas of your business were affected. Please explain and provide us with your proposed disclosures in response to this comment.

Company Response:

Management proposes to expand the MD&A to discuss the following in future filings (modified to reflect then-current conditions):

Goodwill and Intangible Assets, page 83

During the second quarter of fiscal 2011, our market capitalization was less than the book value of our net assets, which we considered an indicator of impairment. Consequently, we performed an interim impairment test on goodwill and other indefinite lived intangible assets.  The results of the interim impairment test indicated that the fair value of two of our reporting units, related to our Everest schools located in North America, with identified goodwill of $203.6 million was less than the carrying value.  Accordingly, we estimated the implied fair value of the goodwill of these reporting units by allocating the fair value of each reporting unit’s assets and liabilities in a manner similar to a purchase price allocation, with any residual fair value allocated to goodwill. As a result of this analysis, we determined that the current fair value of the goodwill in these reporting units was $0, and accordingly recorded an impairment charge of $203.6 million, the majority of which was non-deductible for tax purposes during fiscal 2011.  The average weighted average cost of capital (WACC), terminal growth rate, and revenue growth rate used to determine the fair value of the reporting units that incurred goodwill impairment at December 31, 2010 was 21.0%, 1.8%, and 3.6%, respectively. As a result of the test, none of the indefinite-lived intangible assets were impaired.

We believe the underlying reason for the $203.6 million impairment charge during the second quarter of fiscal 2011 resulted from an overall decline in new student interest due to economic conditions and continued uncertainty in the regulatory environment which resulted in an increase in business risk, particularly in our Everest schools.  This increased uncertainty was primarily the result of the release of the first set of final Program Integrity regulations published by ED on October 29, 2010.  Accordingly we increased the WACC used in our impairment testing to reflect such risk, which reduced the present value of discounted cash flows and resulted in the impairment charge.  The business risk related to the uncertainty in the regulatory environment remains an influence on our stock price.  Our forecasted operating results continue to reflect the impact of our decision to reduce the enrollment of ATB students, as discussed on page 81 within the “Background and Overview” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

The magnitude of the impairment charge is partially driven by changes in the difference between the carrying value and the fair value of accreditation.  Prior to the adoption of SFAS No. 141, “Business Combinations” in July 1, 2002 we did not allocate value to other indefinite-lived assets.  Indefinite-lived intangible assets are tested for impairment by comparing their fair values to their carrying amounts, regardless of acquisition date.  Accordingly, the impairment test allocates fair market value to indefinite-lived intangible assets acquired prior to July 1, 2002 that were never assigned carrying value.  This assignment of value to these indefinite-lived intangible assets for valuation purposes resulted in additional goodwill impairment as a carrying value was not allocated to these assets at the date of acquisition.  Accreditation is required for an institution to be eligible to participate in the federal student financial aid programs.  The process of applying for accreditation is a time intensive and expensive process, whereby an institution is required to operate without eligibility to Title IV funds for several years.  The lack of access to Title IV funds creates a barrier to entry for the industry.  We used the With and Without Method in valuing accreditation both upon acquisition and in the performance of our impairment analysis, which estimates the fair value of an asset as the present value of differential cash flows between two scenarios. The With and Without Method is essentially a buy versus build analysis. As it was applied to the fair valuation of accreditation, the “with” component reflects the present value of the “as is” cash flows, while the “without” component of the analysis assumes the initial grant of accreditation, and the hypothetical scaling of operations to the “as is” state. The methodology used to calculate the present value of cash flows of the “without” scenario is referred to as the Greenfield Method.  Historically, we have grown our business through acquisitions as well as through organic growth. Organic growth consists of opening new branch campuses.  Branch campuses of an existing accredited institution receive immediate access to Title IV funds.  As we open new branch campuses, the projected cash flows and fair value assigned to accreditation increases.  This assignment of more value to accreditation relative to the carrying value at the date of acquisition has also resulted in additional goodwill impairment.

The remaining goodwill on our balance sheet of $197.9 million relates to the Heald reporting unit which was acquired in January 2010. Our interim and annual impairment tests of the Heald goodwill or of indefinite-lived intangible assets related to the Heald acquisition did not result in an impairment charge. However, impairment assessments involve significant judgments related to future revenues and earnings. For Heald, at June 30, 2011 we assumed a WACC of 10.9%, revenue growth rates ranging from 3.4% to 8.0% for fiscal 2012 to 2014 and a terminal growth rate of 4%, which resulted in fair value exceeding carrying value by approximately 20%. These assumptions reflect the lower risk of Heald relative to the Everest schools resulting from less exposure to ATB students and to regulatory uncertanty. Although we believe we have made reasonable and supportable estimates in connection with our impairment analyses, changes in strategy or market conditions could significantly impact these judgments and result in future impairments.

Liquidity and Capital Resources, page 90

Staff Comment:

3.              We refer to loans funded under the Genesis program. You state that the amounts disclosed are an estimate “as some loans contain amounts that will be recognized during future periods.” Please tell us in detail about the nature of these “unrecognized loans.”

Company Response:

Our revenues consist primarily of tuition and fees derived from courses taught in our colleges and schools.  During fiscal 2011, approximately 88.5% of revenues were derived from federal Title IV programs.  The remaining 11.5% of revenue was derived from alternative funding sources.  The Genesis lending program is one of these alternative funding sources.  Since we initiated the Genesis lending program, we have acquired all of the loans that have been originated under this program.  Revenues from tuition and fees, including those funded under the Genesis program, are recognized pro-rata (on a straight-line basis) over the relevant period attended by the student of the applicable course or program.  The student notes receivable balance reflects the amount of earned notes as of the financial statement date.  The unearned portion of these student notes receivable, which represented approximately $22.5 million at June 30, 2011, are not yet recognized in our financial statements until the related tuition and fee revenue is recognized, at which time the corresponding amounts are included within student notes receivable as earned.

Notes to Consolidated Financial Statements

Note 3. Detail of Selected Balance Sheet Accounts, page 110

Staff Comment:

4.              Revise to disclose all of the changes in the carrying amount of goodwill as required by ASC 350-20-50-1, for each period for which a statement of financial position is presented, including but not limited to:

•                  changes in the carrying amount of goodwill for the fiscal year ended June 30, 2010; and

•                  the gross amount of goodwill and accumulated impairment losses at the beginning and end of each period.

Company Response:

Management will include the following additional disclosure within future filings (modified to reflect then-current conditions):

The changes in the carrying amount of goodwill for the years ended June 30, 2011 and 2010, were as follows (in thousands):

	June 30, 2011	June 30, 2010

Beginning goodwill balance	$400,204	$186,644

Currency translation adjustment	1,872	3,909

Acquisitions/Adjustments	(640)	209,651

Impairment	(203,561)	—
Ending goodwill balance	$197,875	$400,204

Prior to the second quarter of fiscal 2011 (ended on December 31, 2010), the Company had not recognized the impairment of any acquired goodwill.  At June 30, 2011 the accumulated impairment losses associated with acquired goodwill was $203.6 million.

Staff Comment:

5.              We note that the sustained decline of the company’s market capitalization during the year triggered an interim impairment review. However, this triggering event was not necessarily the underlying reason for the impairment charge you were required to record in fiscal 2011. In this regard, please tell us in detail about the facts and circumstances that led to the goodwill impairment charge and revise to provide a description of these facts as required by ASC 350-20-50-2.

Company Response:

Management proposes to expand Note 3 to the financial statements to discuss the facts and circumstances that led to the goodwill impairment charge as required by ASC 350-20-50-2 within future filings (modified to reflect then-current conditions):

Note 3—Detail of Selected Balance Sheet Accounts, page 110:

During fiscal 2011, the Company’s market capitalization suffered a substantial decline. Management believes that continued regulatory uncertainties, and the potential impact of new regulations, particularly regulations regarding gainful employment, have had a sustained negative impact on the Company’s stock price, and, consequently, the Company’s market capitalization. During the second quarter of fiscal 2011, the Company’s market capitalization was below book value of the Company’s net assets, which the Company considered an indicator of impairment. Consequently, the Company performed an interim impairment test on goodwill and other indefinite-lived intangible assets.

The testing of goodwill for impairment is required to be performed at the level referred to as the reporting unit. A reporting unit is either the “operating segment level” or one level below, which is referred to as a “component.” The Company performed the goodwill impairment test one level below the operating segment level. The results of the interim impairment test indicated that the fair value of two of the Company’s reporting units with identified goodwill of $203.6 million was less than their carrying value.  The goodwill of these two reporting units relates to our Everest schools located in North America.  Accordingly, the Company estimated the implied fair value of the goodwill of these reporting units by allocating the fair value of the reporting unit’s assets and liabilities in a manner similar to a purchase price allocation, with any residual fair value allocated to goodwill. As a result of this analysis, the Company determined that the current fair value of the goodwill in these reporting units was $0, and accordingly recorded an impairment charge of $203.6 million, the majority of which was non-deductible for tax purposes.

The Company determined the fair value of its reporting units using an equal weighting of an income approach, based on discounted cash flow (“DCF”), and a market-based approach.  The DCF incorporated management’s cash flow projections and a terminal growth assumption. This amount was then discounted using a weighted average cost of capital (WACC) which considered the Company’s costs of debt and equity, as well as a specific risk premium which takes into account industry and regulatory risk factors.  The market approach made use of market price data of exchange-traded stocks of corporations engaged in the for-profit education sector. Specific guideline companies were selected based on the academic programs offered, number of students, and mode of instruction. Further, the program offerings, geographic scope of operations, regulatory profile, size, and profitability of the guideline companies in relation to the reporting units were considered. Calculated forward multiples were applied to the prospective financial information for each reporting unit to yield indications of fair value.  The Company then reconciled the calculated fair value of its reporting units to its market capitalization, including a reasonable premium, as another consideration in assessing fair value.

The Company believes the underlying reason for the $203.6 million impairment charge during the second quarter of fiscal 2011 resulted from continued uncertainty in the regulatory environment which resulted in an increase in business risk particularly in our Everest schools.  This increased uncertainty was primarily the result of the release of the first set of final Program Integrity regulations by ED on October 29, 2010.  Accordingly, the Company increased the WACC used to determine the fair value of the Everest schools to reflect such risk, which reduced the present value of discounted cash flows and resulted in the impairment charge.

The magnitude of the impairment charge is partially driven by changes in the difference between the carrying value and the fair value of accreditation.  Prior to the adoption of SFAS No. 141, “Business Combinations” in July 1, 2002 the Company did not allocate value to other indefinite-lived assets.  Indefinite-lived intangible assets are tested for impairment by comparing their fair values to their carrying amounts, regardless of acquisition date.  Accordingly, the impairment test allocates fair market value to indefinite-lived intangible assets acquired prior to July 1, 2002 that were never assigned carrying value.  This assignment of value to these indefinite-lived intangible assets for valuation purposes resulted in additional goodwill impairment as a carrying value was not allocated to these assets at the date of acquisition.  Accreditation is required for an institution to be eligible to participate in the federal student financial aid programs.  The process of applying for accreditation is a time intensive and expensive process, whereby an institution is required to operate without eligibility to Title IV funds for several years.  The lack of access to Title IV funds creates a barrier to entry for the industry.  The Company used the With and Without Method in valuing accreditation both upon acquisition and in the performance of our impairment analysis, which estimates the fair value of an asset as the present value of differential cash flows between two scenarios. The With and Without Method is essentially a buy versus build analysis. As it was applied to the fair valuation of accreditation, the “with” component reflects the present value of the “as is” cash flows, while the “without” component of the analysis assumes the initial grant of accreditation, and the hypothetical scaling of operations to the “as is” state. The methodology used to calculate the present value of cash flows of the “without” scenario is referred to as the Greenfield Method.  Historically, the Company has grown our business through acquisitions as well as through organic growth. Organic growth consists of opening new branch campuses.  Branch campuses of an existing accredited institution receive immediate access to Title IV funds.  As the Company opens new branch campuses, the projected cash flows and fair value assigned to accreditation increases.  This assignment of more value to accreditation relative to the carrying value at the date of acquisition has also resulted in additional goodwill impairment.

The average WACC, terminal growth rate, and revenue growth rate used to determine the fair value of the reporting units that incurred goodwill impairment at December 31, 2010 were 21.0%, 1.8%, and 3.6%, respectively.

Note 4. Student Notes Receivable, page 112

Staff Comment:

6.              Revise to describe the difference between those amounts classified as accounts receivable and student notes receivable. Please provide us with your proposed disclosures in response to this comment (modified to reflect then-current conditions):

Company Response:

Management proposes to expand Note 1 to the financial statements to discuss the difference between those amounts classified as accounts receivable and student notes receivable within the Company’s financial statements in future filings as follows:

Note 1—Description of the Business and Summary of Significant Accounting Policies, page 105

Accounts Receivable

Accounts receivable represent non-interest bearing trade receivables due from students.  The amounts are expected to be settled with Title IV funds or other sources of financing within twelve months.  These balances are unsecured and not guaranteed by any third party.

Student Notes Receivable

Student notes receivables represent student loans extended pursuant to a promissory note or retail installment contract that contain specific repayment terms and conditions and generally cannot be discharged in bankruptcy.  These balances are also unsecured and not guaranteed by any third party.

Student notes receivable represents loans that have maturity dates that generally range between 12 to 60 months from the loan origination date but can have terms as long as 15 years depending on amounts borrowed. The interest rate currently charged on all new loans is a fixed rate of 6.8% with an origination fee of 1%. Interest income is recognized on the effective interest method. Origination fees are recognized over the weighted average loan life. Interest income and origination fees are recorded within non-operating (income) expense within the Consolidated Statement of Operations. Revenues related to the issuance of such notes is recognized over the students’ applicable course or program period at the net amount expected to be collected on such notes. Adjustments to our estimate of collectability of the notes are recorded as an adjustment to discount expense within revenue.

Staff Comment:

7.              We refer to your student notes receivable balances. You state that these loans have maturity dates that generally range between 12 to 60 months from the loan origination date but can have terms as long as 15 years depending on amounts borrowed. The difference between maturity dates generally ranging from five to 15 years is significant. Please tell us in detail about the types of loans that would have repayment terms of 15 years and how you considered whether or not collectability was reasonably assured at the time you recognized the related revenue.

Company Response:

Typically, the repayment terms on student notes receivable are twelve months for each $1,000 of notes balance.  The average student note balance is $3,200.  The majority of loans within student notes receivable contain repayment terms of 60 months or less.  Genesis loan balances vary by program and by student.  Loan balances are a function of program cost and student financial aid eligibility.

The Company monitors the credit quality of its portfolio using proprietary forecasting, which relies heavily on credit information and credit scores provided by third-party credit bureaus. These proprietary forecasting models are also based on impairment trending, delinquency trending, and population trending. All estimates of collectability are based on actual loan performance of current and historical loan programs.  The Company’s estimated loan performance is based upon approximately 13 years of actual repayment experience with similar private student loan programs.  The loan reserve methodology is reviewed annually during the fourth quarter or earlier in the year depending upon the occurrence of certain events or substantive changes in circumstances that indicate a change to methodology is warranted. Delinquency is the main factor in determining if a loan is impaired.  Revenue is recognized for the portion of the loan that is deemed to be collectible.

Note 7. Common Stockholders’ Equity, page 119

Staff Comment:

8.              For each year for which an income statement is presented, revise to disclose total compensation cost for share-based payment arrangements recognized in income as well as the total related recognized tax benefit per ASC 718-10-50-2(h). Please provide us with your proposed disclosures in response to this comment.

Company Response:

Management proposes to include the following information in future filings (modified to reflect then-current conditions) as required by ASC 718-10-50-2(h), for each year for which an income statement is presented:

Note 7—Common Stockholders’ Equity

Stock Options and Restricted Stock Units (“RSUs”), page 120

Stock-based compensation expense of $10.3 million, $14.0 million and $11.8 million (pre-tax) were recorded for fiscal years 2011, 2010 and 2009, respectively. The tax benefit related to stock-based compensation recognized in fiscal 2011, 2010 and 2009, was $4.1 million, $5.5 million and $4.6 million, respectively.

The impact of stock-based compensation (net of tax) on fiscal years 2011, 2010 and 2009 is $0.07, $0.10 and $0.08 for both basic and diluted EPS, respectively.

Form 10-Q for the Fiscal Quarter Ended December 31, 2011

Note 4. Student Receivables, page 7

Staff Comment:

9.              We refer to your loan origination agreement with ASFG, LLC for the purpose of creating a new private education discount loan program for the company’s students. Pursuant to a backup loan purchase agreement entered into in connection with the loan origination agreement, you are obligated to purchase any student loans for which no payment has been made for over 90 days. In detail, please tell us how you applied the guidance in ASC 810-10-25-38A in evaluating the appropriate accounting treatment for this guarantee and any related variable interests. In your response, describe the relationships between the company, ASFG and Genesis.

Company Response:

On June 29, 2011, we entered into a loan origination agreement with ASFG, LLC (“ASFG”) for the purpose of creating a new private education discount loan program for the Company’s students. Under the loan origination agreement, ASFG intends to fund approximately $450 million in new student loans over the next two years. Under this education loan program, an unaffiliated lender will make private education loans to eligible students and, subsequently, sell those loans to ASFG or its designee.

Historically, the Company has developed loan programs with third parties for its students who otherwise would not qualify for loans. These loan programs required that the Company pay a discount fee to the origination and servicing providers of the loans as a reserve against future defaults on these loans. The Company has historically referred to these types of loans as “discount loans,” since it incurred a portion of the default risk related to these student loans by taking a discount on the disbursement.

This ASFG loan program has characteristics similar to the Company’s previous “discount loan” programs. As with the previous discount loan programs, under the ASFG program the Company pays a discount to ASFG for any loans purchased by ASFG and records the discount as a reduction to revenue. However, unlike the Company’s previous discount loan programs, pursuant to a backup loan purchase agreement entered into in connection with the loan origination agreement, the Company will be obligated to purchase any of the student loans on which no payment has been made for over 90 days.  The Company applies historical loan performance experience to estimate and record this loan recourse obligation on a gross basis by recording both a deferred charge and liability equal to the estimated risk upon funding. In accordance with ASC 460-10-25-4 the recourse liability is established at the inception of the guarantee. The deferred charge is recorded within prepaid expenses and will be recognized as a reduction to revenue over the period of instruction. The recourse liability is recorded within accrued expenses. Upon recourse the Company will repurchase any loans at the amount advanced by ASFG net of any discount paid to ASFG, less any principal payments collected by ASFG. The purchase price will be recorded as an increase to student notes receivable and a reduction to the recourse liability. The recourse liability related to the loans funded under the ASFG program at December 31, 2011 was $6.0 million. This recourse liability is in addition to the discount paid to ASFG and is based upon the ultimate anticipated default. The Company’s estimated loan performance is based upon approximately 13 years of actual repayment experience with similar private student loan programs. Under this backup loan purchase agreement, our maximum obligation (including the initial discount payment) could be equal to the face amount of loans originated under this loan program, although the Company expects the ultimate risk under this loan program to be substantially similar to the risks it faces under our Genesis discount loan program.

The Company applied ASC 810-10-25 and conducted an assessment of numerous factors in determining whether it had a controlling financial interest in ASFG, including:

•	ASFG’s purpose and design, including the risks that the entity was designed to create and pass through to its variable interest holders;
•	the variable interests in the entity and the holders of those interests;
•	the involvement of the variable interest holders in the activities of the entity;
•	the activities that significantly impact the economic performance of the entity;
•	how the power to direct the significant activities of the entity is exercised;
•	whether the Company satisfies the Power Criteria; and
•	if the Company satisfies the Power Criteria, whether it also satisfies either the Benefits Criteria or the Losses Criteria.

As a result of that assessment, the Company concluded that it does have a variable interest in ASFG, however it does not have the power to direct the activities of ASFG that most significantly affect ASFG’s economics and does not satisfy the Power Criteria.

The Company determined that the economic performance of ASFG is most significantly impacted by the activities associated with:

•	the cost of capital, including the administration of any ASFG debt obligations;
•	the underwriting criteria of, and the interest rates and fees charged on, the private education loans purchased by ASFG under the ASFG Program; and
•

the performance of the portfolio of private education loan assets owned by ASFG, which is driven by the execution and servicing strategies it directs its servicer to execute on loans that are current or in the first 90 days of delinquency.

The activities associated with determining ASFG’s cost of capital occurred during the development of the ASFG Notes Program.  The cost of capital for ASFG was primarily a function of the structure of the transaction, which was driven by overall capital markets and arranged and negotiated by ASFG, LLC, an unaffiliated party, that designed the structure of the ASFG Program.  The Company did not have the power to direct the activities that determined ASFG’s cost of capital.

The economic performance of ASFG is affected by the interest rates and fees charged on the private education loans purchased by the entity under the ASFG Program.  Those interest rates and fees were determined during the development of the ASFG Program in connection with establishing the underwriting criteria for the private education loans made under the ASFG Program.  The activities associated with establishing the underwriting criteria of, and the interest rates and fees charged on, the private education loans made under the ASFG Program are directed by the lender that makes the private education loans under the ASFG Program (the “Originating Lender”) with financial modeling and advice from ASFG.  The Company did not have the power to direct the activities that established the underwriting criteria of, or the interest rates and fees charged on, the private education loans that ASFG purchases under the ASFG Program.

The interest and fees that are earned by ASFG on its portfolio of private education loans purchased under the ASFG Program are affected by whether those private education loans satisfy the specified underwriting criteria.  The activities related to originating loans in accordance with the underwriting criteria established under the ASFG Program are performed on behalf of the Originating Lender or its designee.  The Company does not have the power to direct the Originating Lender’s loan origination activities or the entity’s administration activities, including determining whether the borrower eligibility requirements associated with the private education loans made under the ASFG Program that ASFG purchases are satisfied.

The activities that most significantly impact the performance of the private education loan assets of ASFG involve the servicing (which includes the collection strategies and execution) of those private education loans that are current or in the first 90 days of delinquency based on the following characteristics that are unique to private student loans:

•	Loans that go beyond 91 days past due have a significantly lower realizability of payment of not only principal, but also any form of interest or fees.
•

Loans are unsecured and have a relatively low realizable value in late stage delinquency or after an event of default (unlike auto or mortgage loans where the residual value of the assets provides protection and recovery options).

•	Private education loans do not have the same type of recovery remedies available to Federal student loans such as garnishment of Social Security or tax refunds.

The servicing of the private education loans owned by ASFG is performed by a servicing entity (the “Servicer”) that was appointed by ASFG.  In performing its role, the Servicer has the power to perform the activities that significantly impact the economic performance of ASFG’s assets which could result in a potentially significant economic benefit to ASFG.  Over an average loan life of approximately 5 years at an interest rate of up to 14.9%  and a prepaid finance charge of up to 6%, ASFG can recognize interest and fees in excess of their purchase price, net of any discount paid to ASFG.

The risk of student loan default is most critical during the first 90 days of delinquency.  Student loans beyond 90 days delinquent have a significantly lower likelihood of default remediation than loans less than 90 days delinquent.  ASFG has a put option, whereby it can require the Company to buy loans that are delinquent by 91 days or more.  Upon recourse the Company will repurchase any loans at the amount advanced by ASFG net of any discount paid to ASFG, less any principal payments collected by ASFG. As such, ASFG does not receive the desired yield economics on any loans put to the Company.  The most critical servicing activities occur prior to the loan becoming 91 days delinquent, which is controlled and directed by ASFG.  The Company does not have the power to direct the servicing activities with respect to ASFG’s private education loan assets. The Company does not have the right to designate, appoint or change the servicer, or to require ASFG to take such actions.

The Company concluded that it does not satisfy the Power Criteria and, therefore, is not the primary beneficiary of ASFG, because it:

•	does not have the power to direct the servicing activities of the loans owned by ASFG;
•	does not have the power to direct ASFG’s administration activities or the Originating Agent’s loan origination activities;
•

did not have the power to direct the activities that established the underwriting criteria of, or the interest rates and fees charged on, the private education loans that ASFG purchases under the ASFG Program; and

•	did not and does not have the power to direct the activities that determined ASFG’s cost of capital or continue to affect the entity’s cost of capital.

As identified above, the put option to the Company to buy delinquent loans of 91 days or greater does represent an obligation to absorb losses.  However, the Company does not satisfy the Power Criteria.  As such, management has concluded that the Company is not required to include ASFG within the consolidated financial statements.

Staff Comment:

10.       We note that approximately $36.7 million of loans were funded under the ASFG program during the six months ended December 31, 2011. Please tell us how you determined the recourse liability of $6 million recorded as of December 31, 2011 and the accounting literature that you relied upon in this determination.

Company Response:

Pursuant to a backup loan purchase agreement entered into in connection with the loan origination agreement with ASFG, the Company will be obligated to purchase any student loans for which no payment has been made for over 90 days. The Company applies historical loan performance experience to estimate and record this loan recourse obligation on a gross basis by recording both a deferred charge and liability equal to the estimated risk upon funding.  In accordance with ASC 460-10-25-4, the recourse liability is established at the inception of the guarantee and is recorded within accrued expenses. Upon occurrence of the event triggering recourse, the Company will repurchase the applicable loans at the amount advanced by ASFG net of any discount paid to ASFG, less any principal payments collected by ASFG. The purchase price will be recorded as an increase to student notes receivable and a reduction to the recourse liability. Loans purchased under recourse will be subject to collectability based on the Company’s  historical experience. The recourse liability related to the loans funded under the ASFG program at December 31, 2011 was $6.0 million. This recourse liability is in addition to the discount paid to ASFG and is based upon the ultimate anticipated default. The Company’s estimated loan performance is based upon approximately 13 years of actual repayment experience with similar private student loan programs. Under the backup loan purchase agreement, the Company’s maximum obligation (including the initial discount payment) could be equal to the face amount of loans originated under this loan program, although the Company expects its ultimate risk under this loan program to be substantially similar to the risks it faces under its Genesis discount loan program. The Company estimates loans funded under the ASFG program have been approximately $36.7 million and $37.4 million for the three and six months ended December 31, 2011, respectively. Under this backup loan purchase agreement, the Company’s maximum obligation (including the initial discount payment) could be equal to the face amount of loans originated under this loan program, although the Company expects its ultimate risk under this loan program to be substantially similar to the risks it faces under its Genesis discount loan program.

Staff Comment:

11.       Revise to disclose the total amount that ASFG has agreed to fund in new student loans through June 2013 and the company’s maximum obligation (including the initial discount payment) under the backup loan purchase agreement. Please provide us with your proposed disclosures in response to this comment.

Company Response:

Management proposes to disclose the following information within future filings (modified to reflect then-current conditions):

On June 29, 2011, the Company entered into a loan origination agreement with ASFG, LLC (“ASFG”) for the purpose of creating a new private education discount loan program for its students. Under the loan origination agreement, ASFG has indicated that it intends to fund approximately $450 million of new student loans through June 2013. Under this agreement, Genesis will make private education loans to eligible students and, subsequently, sell those loans to ASFG or its designee. During the second quarter of fiscal 2012 the Company completed the transition from the Genesis discount loan program to the ASFG discount loan program. The Company estimates loans funded under the Genesis discount loan program have been approximately $7.0 million and $48.4 million for the three and six months ended December 31, 2011, respectively. The Company estimates loans funded under the ASFG program have been approximately $36.7 million and $37.4 million for the three and six months ended December 31, 2011, respectively.

This ASFG loan program has characteristics similar to the previous “discount loan” programs. As with the previous discount loan program, under this ASFG program the Company will pay a discount to ASFG for any loans purchased by ASFG and record the discount as a reduction to revenue over the period of instruction. However, unlike the Genesis discount loan program, under the ASFG discount program the

Company has no right or obligation to acquire the related loan upon origination. Pursuant to a backup loan purchase agreement entered into in connection with the loan origination agreement, The Company is obligated to purchase any student loans for which no payment has been made for over 90 days. The Company applies historical loan performance experience to estimate and record this loan recourse obligation on a gross basis by recording both a deferred charge and liability equal to the estimated risk upon funding. The deferred charge is recorded within prepaid expenses and will be recognized as a reduction to revenue over the period of instruction. The recourse liability is recorded within accrued expenses. Upon recourse the Company will repurchase any loans at the amount advanced by ASFG net of any discount paid to ASFG, less any principal payments collected by ASFG. The purchase price will be recorded as an increase to student notes receivable and a reduction to the recourse liability. The recourse liability related to the loans funded under the ASFG program at December 31, 2011 was $6.0 million. This recourse liability is in addition to the discount paid to ASFG and is based upon the ultimate anticipated default. The Company’s estimated loan performance is based upon approximately 13 years of actual repayment experience with similar private student loan programs. Under this backup loan purchase agreement, the Company’s maximum obligation (including the initial discount payment) could be equal to the face amount of loans originated under this loan program, although the Company expects the ultimate risk under this loan program to be substantially similar to the risks the Company has faced under its Genesis discount loan program.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill and Intangible Assets, page 18

Staff Comment:

12.  We note that for the quarterly period ended December 31, 2011 you had material decreases in revenues, operating income excluding the goodwill impairment and average student population and student starts. Considering these factors, tell us in detail why you do not believe events or circumstances necessitated an interim impairment test as required by ASC 350-20-35-30. In addition to changes in operations, please tell us how you considered the impact of the recent changes in ED regulations.

Company Response:

Management does not believe the decrease in revenues, operating income excluding the goodwill impairment and average student population and student starts during the quarterly period ended December 31, 2011  necessitated an interim impairment test as required by ASC 350-20-35-30 based on the following:

At September 30, 2011 we performed an interim impairment analysis on goodwill and other indefinite-lived intangible assets, which resulted in an impairment charge of $7.7 million related to a partial impairment of the WyoTech trade name and accreditation.

At December 31, 2011, we considered if there were indicators of impairment that would require an interim impairment test for goodwill and other non-amortizable intangible assets at that date.  We considered the decreases in revenues, operating income excluding the goodwill impairment and average student population and student starts and concluded that operating results and cash flow projections are consistent with or better than projections used for interim impairment testing as of September 30, 2011.  We also considered the increase in our market capitalization from September 30, 2011 to December 31, 2011 as an indicator that the fair value of the reporting units exceeded their respective carrying values given that none of the following adverse events occurred, or circumstances changed, between September 30, 2011 and December 31, 2011:

•                  A significant adverse change in legal factors or in the business climate;

•                  An adverse action or assessment by a regulator;

•                  Unanticipated competition;

•                  A loss of key personnel;

•                  A more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of;

•                  The testing for recoverability under the Impairment or Disposal of Long-Lived Assets Subsections of Subtopic 360-10 of a significant asset group within a reporting unit; or

•                  Recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit.

As of December 31, 2011, management reviewed the valuation assumptions used at September 30, 2011 and concluded that the assumptions used were still reasonable.  Additionally, we considered the impact of changes in ED regulation and concluded that there were no material adverse changes in regulations between September 30, 2011 and December 31, 2011.  As such, at the end of the second quarter of fiscal 2012, management determined that there were no events or changes in circumstances that would more likely than not reduce the fair value of a reporting unit below its carrying amount.  Therefore, an interim impairment test was not performed for the second quarter of fiscal 2012.  Management will perform the annual impairment test work at June 30, 2012 and reassess the need for an interim impairment test at March 31, 2012.

Staff Comment:

13.       We note that your goodwill balance of $197.9 million as of December 31, 2011 represented approximately 19% of your total assets and relates to the Heald reporting unit, which was acquired in January 2010. You state that the fair value of this reporting unit exceeded the carrying value by less than 5%. In light of this significant balance, we expect robust and comprehensive disclosure both in your footnote and in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill. If you believe that the Heald reporting unit is at risk of failing step one of the goodwill impairment test, please disclose all the following information:

•                  how you determined the appropriate weighting of the market-based and discounted cash flow methodologies used to establish fair value;

•                  details about the key assumptions used and how they were determined;

•                  details about the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions; and

•                  how the regulatory changes related to gainful employment effective July 1, 2012 were incorporated in your revenue projections.

Otherwise disclose, if true, in your critical accounting policies that the Heald reporting unit is not at risk of failing step one of the goodwill impairment test. Please provide us your proposed disclosures.

Company Response:

Management proposes to disclose the following information related to our impairment testing policy within the critical accounting policies within future filings (modified to reflect then-current conditions):

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 18

Goodwill and Intangible Assets. We have significant goodwill and other intangible assets. Goodwill represents the excess of the cost over the fair value of net assets acquired, including identified intangible assets. We consider a number of factors, including valuations and appraisals from independent valuation firms, in determining the amounts that are assignable to other intangible assets, such as curriculum, accreditation, and trade names. We, however, are ultimately responsible for the valuations. The fair value of identified intangible assets is derived using accepted valuation methodologies, including cost, market, and income approaches, as appropriate, following consultations with valuation firms and the requirements set forth by the Uniform Standards of Professional Appraisal Practice.

We do not amortize goodwill, accreditation, or trade names as these assets meet the indefinite life criteria within the accounting standards. Curricula are amortized over their useful lives ranging generally from three to fifteen years and the amortization is included in general and administrative expenses in the accompanying Consolidated Statements of Operations.

Goodwill is tested annually for impairment during the fourth quarter or earlier in the year upon the occurrence of certain events or substantive changes in circumstances that indicate goodwill is more likely than not to be impaired. The testing of goodwill for impairment is required to be performed at the level referred to as the reporting unit. A reporting unit is either the “operating segment level” or one level below, which is referred to as a “component.” We performed the goodwill impairment test one level below the operating segment level.

We determined the fair value of our reporting units using an equal weighting of an income approach, based on discounted cash flow (“DCF”), and a market-based approach. The DCF incorporated our cash flow projections and a terminal value. This amount was then discounted using a weighted average cost of capital (WACC) which considered our costs of debt and equity. We then reconciled the calculated fair value of our reporting units to our market capitalization, including a reasonable premium, as another consideration in assessing fair value.

In establishing the WACC, consideration was given to specific regulatory risks related to each reporting unit, including the impact of our decision with respect to enrolling “ability to benefit” students. Our cash flow projections incorporate our best estimate of potential future changes related to gainful employment. However, further negative developments in the regulatory environment could impact future assessments and result in impairments of goodwill and other indefinite lived intangible assets. In addition, impairment assessments involve significant judgments related to future revenues and earnings. Although we believe we have made reasonable and supportable estimates in connection with our impairment analyses, changes in strategy or market conditions could significantly impact these judgments and result in future impairments.

At December 31, 2011, the remaining goodwill of $197.9 million relates to the Heald reporting unit, which was acquired in January 2010. Since the acquisition, Heald has continued to meet or exceed all operating projections, including but not limited to revenues and cash flow targets. However, the September 30, 2011 fair value of Heald exceeded carrying value by less than 5%. Accordingly, any adverse change to the Heald operating results or projections or negative changes to our WACC or other assumptions used to estimate fair value could result in impairment during future periods.  Impairment assessments involve significant judgments related to future revenues and earnings. For Heald, we assume a WACC of 11.6%, revenue growth rates ranging from 2.4% to 9.4% for 2012 to 2014 and a terminal growth rate of 4.0%. These assumptions reflect the lower risk of Heald relative to the Everest schools resulting from less exposure to ATB students and to regulatory uncertanty. Although we believe we have made reasonable and supportable estimates in connection with our impairment analyses, changes in strategy or market conditions could significantly impact these judgments and result in future impairments.

Staff Comment:

14.       We refer to your description of the Greenfield method used to estimate the fair value of WyoTech’s accreditation. In sufficient detail, please describe how you applied the Greenfield approach to help us better understand your application of this model. For example, it is not clear to us why “the present value associated with the Greenfield scenario was subtracted from the present value of the current “as is” scenario.” In addition, we note that you use the Greenfield method to estimate the fair value of the accreditation as it relates to WyoTech. Please tell us which methodology you used to determine the fair value of accreditation upon acquisition of Heald and for your most recent annual impairment test.

Company Response:

Accreditation is required for an institution to be eligible to participate in the federal student financial aid programs.  The process of obtaining accreditation and access to Title IV funds is a barrier to entry for the industry.  The process of applying for accreditation is a time intensive and expensive process, whereby an institution is required to operate without eligibility to Title IV funds for several years.  For the 2011 fiscal year, our institutions derived the majority of their revenues from Title IV programs, and the Company as a whole derived approximately 88.5% of its net U.S. revenue from Title IV Programs.

We used the With and Without Method in valuing accreditation both upon acquisition and in the performance of our impairment analysis, which estimates the fair value of an asset as the present value of differential cash flows between two scenarios. The With and Without Method is essentially a buy versus build analysis. As it was applied to the fair valuation of accreditation, the “with” component reflects the present value of the “as is” cash flows, while the “without” component of the analysis assumes the initial grant of accreditation, and the hypothetical scaling of operations to the “as is” state. The methodology used to calculate the present value of cash flows of the “without” scenario is referred to as the Greenfield Method.

For the WyoTech accreditation, the current “as is” scenario derives value from cash flows projected from fiscal 2012 to 2015, with a compound annual growth rate of 4.6% and a discount rate of 35.7%. The Greenfield scenario derives value from projected cash flows based on a theoretical “re-building” of the total locations attributed to WyoTech’s accreditation. The significant assumptions for the Greenfield scenario include an estimated compound annual growth rate of 78.8% and a discount rate of 35.7%. The present value associated with the Greenfield scenario was subtracted from the present value of the current “as is” scenario to obtain the estimated fair value of accreditation.

We understand that the Company is responsible for the adequacy and accuracy of the disclosure in our filings with the SEC. We also understand that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. Further, we understand that Corinthian may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the staff’s comments and request that the staff contact the undersigned at (714) 427-3000, ext. 7621, with any questions regarding this letter.

Very truly yours,

/s/ Robert C. Owen

Robert C. Owen

Chief Financial Officer

Cc:          Mr. Jack Massimino